AFL-CIO ITC FINANCIAL, LLC

FINANCIAL STATEMENT AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2019

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

AFL-CIO ITC FINANCIAL, LLC
FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDED DECEMBER 31, 2019

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___
MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFL-CIO ITC Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Connecticut Avenue NW, Suite 320
(No. and Street)

Washington	D.C.	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino   (212)-751-4422
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

200 Jefferson Road, #400	Whippany	New Jersey	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Robert Fortino__ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__AFL-CIO ITC Financial, LLC__ , as of
__December 31, 2019__ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:



Signature

Chief Financial Officer / FINOP

Title



JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AFL-CIO ITC Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AFL-CIO ITC Financial, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

February 21, 2020

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9 00   F (212) 750 9262   withum.com

All rights reserved, withum.com   HD 0000000 0000000000 accountant of review

AFL-CIO ITC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash	$	1,158,722
Accounts receivable		196,914
Prepaid expenses and other assets		59,351
Furniture and equipment, net		1,610
Total assets	$	1,416,597

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	270,337
Total liabilities		270,337
Member's equity		1,146,260
Total liabilities and member's equity	$	1,416,597

The accompanying notes are an integral part of this financial statement.

4

AFL-CIO ITC FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 -   **NATURE OF OPERATIONS**

Organization:

AFL-CIO ITC Financial LLC ("the Company") is incorporated under the laws of Delaware and is wholly owned by Solidarity Investments, LLC, a holding Company, incorporated under the laws of Delaware. Solidarity Investments, LLC, in turn, is a wholly owned by AFL-CIO Investment Trust Corporation. The Company was formed to engage in the sale of private placements and mutual funds. These securities are offered to qualified pension plans with union beneficiaries. The Company's registration as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") was approved effective June 23, 2016.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation:

The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues from Contracts with Customers:

Under Topic 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service.

Recognition

The Company determines revenue recognition through the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

AFL-CIO ITC FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 2
(continued) -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues from Contracts with Customers (continued):

The Company's performance obligations are satisfied at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service at an amount that reflects the consideration expected to be received in exchange for such services under the terms of the contract, which may at times involve significant judgment.

On April 1, 2017, the Company entered into a contract with PNC Bank, National Association ("PNC"); as Trustee for the AFL-CIO Building Investment Trust ("the BIT") to assist in marketing of Units in the BIT to potential participants. Under the terms of the Marketing Agreement ("Agreement"), the Company is entitled to receive a fee for its services based on the applicable Net Asset Value ("NAV") of the BIT. The Company's performance obligation under this contract is the marketing of the Units, and is considered by the Company as satisfied at the point in time the service is provided.

The Company believes that its performance obligation is the sale of the unit and, as such, this is fulfilled at the trade date. All fees earned under this arrangement are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the investment value at future points in time as well as the length of time the investor remains in the respective investment, both of which are outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company's fee is based on the NAV as of the last day of each quarterly valuation date as multiplied by the applicable quarterly fee rate as described below. The Company's fee is payable in monthly installments. Under the Agreement, PNC paid the corporation an annual fee equal to .068% up to the first three billion dollars of the BIT's NAV and .060% over three billion dollars. The fee was calculated quarterly and payable monthly in arrears.

Effective July 1, 2017, the Agreement was amended to lower the aggregate annual fee to .048% up to the first three billion dollars of the BIT's NAV and .040% over three billion dollars. The Marketing Agreement expires April 2022 unless renewed by mutual agreement of the parties.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2019 the receivables balance was $199,107. At December 31, 2019, there were receivables of $196,914 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash

6

NOTE 2
(continued) -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues from Contracts with Customers (continued):

is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2019 and during the year the Company had no contract assets or contract liabilities. As of December 31, 2019, the Company had no contract assets or contract liabilities.

Fixed Assets:

Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense as incurred.

Income Taxes:

The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes, accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the parent's income tax returns. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all periods subsequent to 2015.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the Company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collaterized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. As of December 31, 2019 there were no contracts that met the criteria to be recognized as a lease under the adopted guidance.

In June 2019, the Company signed an agreement for the rental of supplemental corporate office space. The agreement has a re-location clause and is thus exempt from the lease capitalization requirements under FASB ASC 842. As of December 31, 2019, future

NOTE 2
(continued)
Leases: (continued)

payments associated with this agreement through the November 1, 2020 expiration totaled $24,475.

NOTE 3 -
CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2019. The Company's revenue stream in 2019 consisted entirely of fees earned from one customer. The amount recorded as receivable is due from that one customer as well.

NOTE 4 -
COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in litigation relating to claims or regulatory examinations arising out of our operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations. There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 5 -
RELATED PARTY TRANSACTIONS

Effective June 23, 2016, the Company entered into an expense sharing agreement with an affiliate of the Company (the "Expense Sharing Agreement").

The Expense Sharing Agreement stipulates that the affiliate will provide to the Company payroll and employee benefit administrative services for the Company's associated persons and office and administrative services (including occupancy) for the Company to operate its business. The total expense amount incurred under the Expense Sharing Agreement was $965,024 for the year ended December 31, 2019. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

NOTE 6 -
NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2019, the Company had net capital of $888,385, which exceeded its requirement of $18,022 by $870,363. The ratio of aggregate indebtedness to regulatory net capital was 0.30 to 1.

NOTE 7 -   <u>COMPLIANCE WITH RULE 15c3-3</u>

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 8 -   <u>SUBSEQUENT EVENTS</u>

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2020, the date the financial statements were available to be issued.